Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 10:00 pm EST on December 15, 2022. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting to be held on December 16, 2022 at 10:00 a.m. (Local Time) at Unit 2, 5/F, Block A, Profit Industrial Buil vding, 1 - 15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual Meeting Proxy Card - Intelligent Living Application Group Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND "FOR" ON PROPOSALS 1 AND 2. (1) Election of Directors: FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Bong (Yu Bong) Lau 04 Jochem Koehler 02 Wyn (Po Wang) Hui 03 Monique (Tiny Mei) Ho 05 Carina (Wan Yee) Chui (2) (3) To ratify the appointment of Wei Wei & Co., LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022; VOTE FOR VOTE AGAINST ABSTAIN To adopt and approve Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan VOTE FOR VOTE AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

INTELLIGENT LIVING APPLICATION GROUP INC. General Meeting of Stockholders December 16, 2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Mr. Bong Lau as proxy, with the power to appoint his substitute, to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Annual General Meeting of Stockholders to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1 - 15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on December 16, 2022, at 10:00 a.m., local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR all director nominees, FOR the ratification of the appointment of Wei Wei & Co., LLP as the independent registered public accounting firm, FOR the approval of the Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable. Please check here if you plan to attend the Annual General Meeting of Stockholders on December 16, 2022 at 10:00 am local time. [ ] PLEASE BE SURE TO SIGN REVERSE SIDE OR PROXY WILL NOT BE VALID